MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

January 26, 2012

ITEM 3:

NEWS RELEASE

January 26, 2012, via CNW.

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company announced its 2011 production figures from the San Jose Mine located in Mexico and the Caylloma Mine located in Peru, as well as the Company’s 2012 production guidance.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced its 2011 production figures from the San Jose Mine located in Mexico and the Caylloma Mine located in Peru. The mining operations of the Company performed strongly in 2011 delivering our fifth consecutive year of silver production growth and sustained low cash cost per silver ounce. For 2012, Fortuna is scheduled to produce 3.7 million ounces of silver and 17,400 ounces of gold production or 4.6 million Ag Eq ounces plus base metal credits.

Mr. Jorge Ganoza, President and CEO, commented: “2011 was marked by two milestones for the Company, our NYSE listing on September 19th and the start of commercial operations on September 1st at our San Jose Mine in Mexico.  The San Jose Mine initiated operations at a rate of 1,000 tonnes per day and for 2012 we have an approved plan and budget to expand capacity to 1,500 tpd.  This expansion will continue fueling our low cost annual silver production growth into 2012 and 2013.”

2011 Consolidated Production Highlights

▪

Silver production of 2.50 million ounces; 31% increase over 2010

▪

Gold production of 7,000 ounces; 174% increase over 2010

▪

Lead production of 19.7 million pounds; 8% decrease over 2010

▪

Zinc production of 23.4 million pounds; 10% decrease over 2010

Consolidated Operating Highlights:

	2011			Q4 2011
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	448,866	125,301		116,364	87,884
Average tpd milled	1,272	949		1,307	987
Cash cost per Ag oz*	(0.59)	4.51	0.37	6.67	2.85	5.11
Silver**
Grade (g/t)	171	144		177	159
Recovery (%)	81.43	84.60		80.78	84.00
Production (oz)	2,008,488	490,555	2,499,043	536,426	377,377	913,803
Gold
Grade (g/t)	0.36	1.36		0.35	1.48
Recovery (%)	45.71	84.40		44.87	84.90
Production (oz)	2,393	4,622	7,015	591	3,562	4,153
Lead
Grade (%)	2.15	-		1.85	-	1.85
Recovery (%)	92.68	-		92.40	-	92.40
Production (lbs)	19,677,366	-	19,677,366	4,396,319	-	4,396,319
Zinc
Grade (%)	2.68	-		2.47	-	2.47
Recovery (%)	88.46	-		89.73	-	89.73
Production (lbs)	23,424,479	-	23,424,479	5,687,747	-	5,687,747

                   (*)   US$, Net of by-product credits

                   (**) Caylloma Mine Ag recovery in Pb concentrate

San Jose Mine, Mexico

Production at the San Jose silver and gold mine was delivered on September 1st 2011 on-time and on-budget after fifteen months of construction and commissioning.  The mine and mill are operating within design parameters at a rate of 1,000 tpd with a planned expansion to 1,500 tpd budgeted for 2012.  Cash cost per Ag oz, net of by-product credits, for 2011 was US$4.51.  For 2012 the mine is scheduled to produce 1.7 million ounces of silver and 15,000 ounces of gold.  Capital projects for mine and plant expansion and a new concentrate leaching facility to produce dore bars stands at US$30.7 million.

Exploration at San Jose in 2012 will continue to focus on the evaluation and advancement of multiple mineral occurrences outlined through mapping and stream and soil sampling on the 58,000 hectare land package the Company controls in the area surrounding the San Jose Mine.  A 15,000 meter drill program has been budgeted for the year to drill test new targets and follow-up on the results of the 2011 program.

Caylloma Mine, Peru

The Caylloma Mine had another year of consistent performance in 2011.  For 2012, the mine is scheduled to produce 2 million ounces of silver with additional by-product gold, lead and zinc.  Capital projects budgeted for the year total US$25 million and include a new tailings facility with total holding capacity for seventeen years, camp improvements, upgrading of the power grid and plant equipment and infrastructure optimizations.

For 2011 the cash cost per Ag oz net of by-product credits was negative US$0.59.  This represents an increase with respect to 2010 of US$ 6.37/oz, driven by cash cost increases and lower base metal credits in the second half of 2011, with special emphasis in the fourth quarter.  Cash cost per oz throughout 2011 went from negative US$ 5.82 in Q1 to US$ 6.67 in Q4.  This increment is explained by a decrease in by-product credits of US$ 9.40/oz and a 29% unit cash cost per tonne increase.  The decrease in by-product credits is primarily due to lower base metal prices (Pb 24%, Zn 21%) and lower lead production (13%).  The unit cost increments reflect to a large extent inflationary pressures in qualified labor and industry related services that have been mounting in the Peruvian underground mining industry since late 2010.  For 2012 the Company anticipates cost pressures to continue; several productivity and cost control initiatives are included in the 2012 operational and capital budgets.

Caylloma District exploration for 2012 includes 24,000 meters of diamond drilling and 3,500 meters of underground drifting.  The program is focused on the evaluation of high-grade silver targets on the 32,000 hectare land package controlled around the mine.  These targets include extensions of bonanza-style mineralization in the Bateas Vein and the northeastern and southwestern extensions of the Animas Vein.

2012 Production Guidance

Mine	Silver (M oz)	Gold (k oz)	Zinc (M lbs)	Lead (M lbs)
Caylloma, Peru	2.0	2.4	21.0	18.0
San Jose, Mexico	1.7	15.0	--	--
Total:	3.7	17.4	21.0	18.0

▪

2012 forecast silver production of  3.7 million ounces and gold production of 17,400 ounces or 4.6 million Ag Eq ounces plus base metal credits (Ag = US$30/oz, Au = US$1,660/oz; metallurgical recoveries of 88% and 90% for Ag and Au respectively)

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

Jorge Ganoza, President & CEO

Telephone: 604-484-4085

ITEM 9:

DATE OF REPORT

January 26, 2012